Exhibit 21.1
SUBSIDIARY LIST
TTM TECHNOLOGIES, INC.

Name of Subsidiary	State or Sovereign Power of Incorporation

Power Circuits, Inc.	California

TTM Advanced Circuits, Inc.	Minnesota

TTM Technologies International, Inc.	Delaware
     (Wholly owned subsidiary)